Filed Pursuant to Rule 424(b)(2)
Registration No. 333-239038

The information in this preliminary prospectus supplement is not complete and may be changed. A registration statement relating to these securities has been declared effective by the Securities and Exchange Commission. This preliminary prospectus supplement is not an offer to sell, nor does it seek an offer to buy these securities, in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JANUARY 14, 2021

Preliminary Prospectus Supplement To Prospectus dated June 9, 2020

United Mexican States

€                 % Global Notes due 2033

€                 % Global Notes due 2051

The                 % Global Notes due 2033 (the “2033 notes”) will mature on October                 , 2033. The                 % Global Notes due 2051 (the “2051 notes”) will mature on October                 , 2051. We refer to the 2033 notes and the 2051 notes collectively as the “notes.” Mexico will pay interest on the notes on October                  of each year, commencing October                 , 2021. Mexico may redeem the notes, in whole or in part, before maturity, on the terms described herein. The notes will not be entitled to the benefit of any sinking fund. The offering of the 2033 notes and the offering of the 2051 notes, each pursuant to this prospectus supplement, are not contingent upon one another.

The notes will be issued under an indenture, and each of the 2033 notes and the 2051 notes constitutes a separate series under the indenture. The indenture contains provisions regarding future modifications to the terms of the notes that differ from those applicable to Mexico’s outstanding public external indebtedness issued prior to November 10, 2014. Under these provisions, which are described beginning on page 15 of the accompanying prospectus dated June 9, 2020, Mexico may amend the payment provisions of the notes and other reserved matters listed in the indenture with the consent of the holders of: (1) with respect to a single series of notes, more than 75% of the aggregate principal amount of the outstanding notes of such series; (2) with respect to two or more series of notes, if certain “uniformly applicable” requirements are met, more than 75% of the aggregate principal amount of the outstanding notes of all series affected by the proposed modification, taken in the aggregate; or (3) with respect to two or more series of notes, more than 66 2/3% of the aggregate principal amount of the outstanding notes of all series affected by the proposed modification, taken in the aggregate, and more than 50% of the aggregate principal amount of the outstanding notes of each series affected by the proposed modification, taken individually.

Application will be made to list the notes on the Luxembourg Stock Exchange and to have the notes admitted to trading on the Euro MTF Market of the Luxembourg Stock Exchange. No assurances can be given by Mexico that such applications will be approved or that such listings will be maintained.

Section 309B(1)(c) of the Securities and Futures Act (Chapter 289 of Singapore) Notification

The notes are prescribed capital markets products (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018).

Neither the Securities and Exchange Commission (“SEC”) nor any other regulatory body has approved or disapproved of these securities or determined whether this prospectus supplement or the related prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The notes have not been and will not be registered with the National Securities Registry maintained by the Mexican National Banking and Securities Commission (“CNBV”), and therefore may not be offered or sold publicly in Mexico. The notes may be offered or sold to qualified and institutional investors in Mexico, pursuant to the private placement exemption set forth under Article 8 of the Mexican Securities Market Law. As required under the Mexican Securities Market Law, Mexico will give notice to the CNBV of the offering of the notes under the terms set forth herein. Such notice will be submitted to the CNBV to comply with the Mexican Securities Market Law, and for informational purposes only. The delivery to, and receipt by, the CNBV of such notice does not certify the solvency of Mexico, the investment quality of the notes, or that the information contained in this prospectus supplement or the prospectus is accurate or complete. Mexico has prepared this prospectus supplement and is solely responsible for its content, and the CNBV has not reviewed or authorized such content.

	Price to Public(1)		Underwriting Discounts		Proceeds to Mexico, before expenses(1)
Per 2033 note		%		%		%
Total for the 2033 notes	€		€		€
Per 2051 note		%		%		%
Total for the 2051 notes	€		€		€

(1)	Plus accrued interest, if any, from January , 2021 to the date of settlement, which is expected to be January , 2021.

The notes will be ready for delivery in book-entry form only through the facilities of Euroclear Bank S.A./N.V., as operator of the Euroclear System (“Euroclear”) and Clearstream Banking, société anonyme, Luxembourg (“Clearstream, Luxembourg”) against payment on or about January                 , 2021.

Joint Bookrunners

Banco Santander S.A.	Barclays	BNP PARIBAS	Citigroup

January                 , 2021

Mexico is a foreign sovereign state. Consequently, it may be difficult for investors to obtain or realize upon judgments of courts in the United States against Mexico. See “Risk Factors” in the accompanying prospectus.

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement supplements the accompanying prospectus dated June 9, 2020, relating to Mexico’s debt securities and warrants. If the information in this prospectus supplement differs from the information contained in the prospectus, you should rely on the information in this prospectus supplement.

You should read this prospectus supplement along with the accompanying prospectus. Both documents contain information you should consider when making your investment decision. Mexico is responsible for the information contained and incorporated by reference in this prospectus and in any related free-writing prospectus or prospectus supplement that Mexico prepares or authorizes. Mexico has not authorized anyone else to provide you with any other information and takes no responsibility for any other information that others may give you. Mexico and the underwriters are offering to sell the notes and seeking offers to buy the notes only in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement and the accompanying prospectus is current only as of the dates of this prospectus supplement and the accompanying prospectus, respectively.

Mexico is furnishing this prospectus supplement and the prospectus solely for use by prospective investors in connection with their consideration of a purchase of the notes. Mexico confirms that:

•	the information contained in this prospectus supplement and the accompanying prospectus is true and correct in all material respects and is not misleading;

•	it has not omitted other facts the omission of which makes this prospectus supplement and the accompanying prospectus as a whole misleading; and

•	it accepts responsibility for the information it has provided in this prospectus supplement and the accompanying prospectus.

This prospectus supplement does not constitute an offer to sell or the solicitation of an offer to buy any notes in any jurisdiction to any person to whom it is unlawful to make the offer or solicitation in such jurisdiction. The distribution of this prospectus supplement and the offer or sale of notes may be restricted by law in certain jurisdictions. Mexico and the underwriters do not represent that this prospectus supplement may be lawfully distributed, or that any notes may be lawfully offered, in compliance with any applicable registration or other requirements in any such jurisdiction, or pursuant to an exemption available thereunder, or assume any responsibility for facilitating any such distribution or offering. In particular, no action has been taken by Mexico or the underwriters which would permit a public offering of the notes or distribution of this prospectus supplement in any jurisdiction where action for that purpose is required. Accordingly, no notes may be offered or sold, directly or indirectly, and neither this prospectus supplement nor any offering material may be distributed or published in any jurisdiction, except under circumstances that will result in compliance with any applicable laws and regulations, and the underwriters have represented that all offers and sales by them will be made on the same terms. Persons into whose possession this prospectus supplement comes are required by Mexico and the underwriters to inform themselves about and to observe any such restriction. In particular, there are restrictions on the distribution of this prospectus supplement and the offer or sale of notes in Belgium, Canada, Chile, Colombia, the European Economic Area, France, Germany, Hong Kong, Italy, Japan, Luxembourg, Mexico, the Netherlands, Peru, Singapore, Spain, Switzerland, the United Kingdom and Uruguay, see the section entitled “Plan of Distribution” in this prospectus supplement and in the accompanying prospectus.

In connection with the issue of the notes, Citigroup Global Markets Limited (the “Stabilizing Manager”) (or persons acting on behalf of the Stabilizing Manager) may over-allot notes or effect transactions with a view to supporting the market price of the notes at a level higher than that which might otherwise prevail. However, stabilization may not necessarily occur. Any stabilization action may begin on or after the date on which adequate public disclosure of the final terms of the offer of the notes is made and, if begun, may cease at any time but must end no later than the earlier of 30 days after the issue date of the notes and 60 days after the date of the allotment of the notes. Any stabilization action or overallotment must be conducted by the Stabilizing Manager (or persons acting on behalf of any Stabilizing Manager) in accordance with all applicable laws and rules.

PROHIBITION OF SALES TO EEA RETAIL INVESTORS – The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II. Consequently, no key information document required by Regulation (EU) No 1286/2014 (the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

MIFID II PRODUCT GOVERNANCE / PROFESSIONAL INVESTORS AND ECPS ONLY TARGET MARKET – Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the notes has led to the conclusion that: (i) the target market for the notes is eligible counterparties and professional clients only, each as defined in MiFID II; and (ii) all channels for distribution of the notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the notes (a “distributor”) should take into consideration the manufacturers’ target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the notes (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

PROHIBITION OF SALES TO UK RETAIL INVESTORS – The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom (“UK”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (“EUWA”); or (ii) a customer within the meaning of the provisions of the UK Financial Services and Markets Act 2000 (the “FSMA”) and any rules or regulations made under the FSMA to implement the Insurance Distribution Directive, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA. Consequently, no key information document required by Regulation (EU) No 1286/2014 as it forms part of domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

UK MIFIR PRODUCT GOVERNANCE / PROFESSIONAL INVESTORS AND ECPS ONLY TARGET MARKET – Solely for the purposes of each UK manufacturer’s product approval process, the target market assessment in respect of the notes has led to the conclusion that: (i) the target market for the notes is only eligible counterparties, as defined in the FCA Handbook Conduct of Business Sourcebook (“COBS”), and professional clients, as defined in Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (“UK MiFIR”); and (ii) all channels for distribution of the notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the notes (a “distributor”) should take into consideration the UK manufacturer’s target market assessment; however, a distributor subject to the FCA Handbook Product Intervention and Product Governance Sourcebook (the “UK MiFIR Product Governance Rules”) is responsible for undertaking its own target market assessment in respect of the notes (by either adopting or refining the UK manufacturers’ target market assessment) and determining appropriate distribution channels.

The prospectus supplement is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Articles 49(2)(a) to (e) of the Order (all such persons together being referred to as “relevant persons”). The notes are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such notes will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

FORWARD-LOOKING STATEMENTS

This prospectus supplement may contain forward-looking statements. Statements that are not historical facts, including statements about Mexico’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and Mexico undertakes no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. Mexico cautions you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to:

•

Adverse external factors, such as high international interest rates, low oil prices and recession or low growth in Mexico’s trading partners. High international interest rates could increase Mexico’s expenditures, low oil prices could decrease the Mexican Government’s revenues and recession or low growth in Mexico’s main trading partners could lead to fewer exports. A combination of these factors could negatively affect Mexico’s current account.

•

Instability or volatility in the international financial markets. This could lead to domestic volatility, making it more complicated for the Mexican Government to achieve its macroeconomic goals. This could also lead to declines in foreign investment inflows, portfolio investment in particular.

•

Adverse domestic factors, such as domestic inflation, high domestic interest rates, exchange rate volatility and political uncertainty. Each of these could lead to lower growth in Mexico, declines in foreign direct and portfolio investment and potentially lower international reserves.

•	Global or national health considerations, including the outbreak of pandemic or contagious disease, such as the ongoing coronavirus (“COVID-19”) pandemic.

SUMMARY

This summary highlights information contained elsewhere in this prospectus supplement and the accompanying prospectus. It does not contain all the information that you should consider before investing in the notes. You should carefully read this entire prospectus supplement.

Issuer	The United Mexican States

Aggregate Principal Amount	For the 2033 notes: €

For the 2051 notes: €

Issue Price	For the 2033 notes: %, plus accrued interest, if any, from January , 2021

For the 2051 notes: %, plus accrued interest, if any, from January , 2021

Issue Date	January , 2021

Maturity Date	For the 2033 notes: October , 2033

For the 2051 notes: October , 2051

Specified Currency	Euro (€)

Authorized Denominations	€100,000 and integral multiples of €1,000 in excess thereof

Form	Registered; Book-Entry

Each series of the notes will be represented by a single global note, without interest coupons, in registered form, to be deposited on or about the issue date with a common depositary for Euroclear and Clearstream, Luxembourg.

Interest Rate	For the 2033 notes: % per annum, accruing from January , 2021

For the 2051 notes: % per annum, accruing from January , 2021

Interest Payment Date	Annually on October of each year, commencing on October , 2021

Regular Record Date	October of each year

Status	The notes will constitute direct, general, unconditional and unsubordinated public external indebtedness of Mexico for which the full faith and credit of Mexico is pledged. The notes of each series rank and will rank without any preference among themselves and equally with all other unsubordinated public external indebtedness of Mexico. It is understood that this provision shall not be construed so as to require Mexico to make payments under the notes ratably with payments being made under any other public external indebtedness.

Optional Redemption	With respect to the 2033 notes, Mexico will have the right at its option, upon giving not less than 30 days’ nor more than 60 days’ notice, to redeem the notes of such series, in whole or in part, at any time or from time to time prior to their maturity, at a redemption price equal to (a) if redeemed prior to July , 2033 (three months prior to the maturity date of the 2033 notes), the principal amount thereof, plus the Make-Whole Amount (as defined below), plus interest accrued but not paid on the principal amount of such notes to the date of redemption, or (b) if redeemed on or after July , 2033 (three months prior to the maturity date of the 2033 notes), the principal amount thereof, plus interest accrued but not paid on the principal amount of such notes to the date of redemption.

With respect to the 2051 notes, Mexico will have the right at its option, upon giving not less than 30 days’ nor more than 60 days’ notice, to redeem the notes of such series, in whole or in part, at any time or from time to time prior to their maturity, at a redemption price equal to (a) if redeemed prior to April , 2051 (six months prior to the maturity date of the 2051 notes), the principal amount thereof, plus the Make-Whole Amount (as defined below), plus interest accrued but not paid on the principal amount of such notes to the date of redemption, or (b) if redeemed on or after April , 2051 (six months prior to the maturity date of the 2051 notes), the principal amount thereof, plus interest accrued but not paid on the principal amount of such notes to the date of redemption.

“Make-Whole Amount” means the excess of (i) the sum of the present values of each remaining scheduled payment of principal and interest on the notes to be redeemed (exclusive of interest accrued but not paid to the date of redemption), discounted to the redemption date on an annual basis (assuming the actual number of days in a 365- or 366-day year) at the Benchmark Rate (as defined below) plus (a) in the case of the 2033 notes, basis points or (b) in the case of the 2051 notes, basis points over (ii) the principal amount of such notes.

“Benchmark Rate” means, with respect to any redemption date, the rate per annum equal to the annual equivalent yield to maturity or interpolated maturity of the Comparable Benchmark Issue (as defined below), assuming a price for the Comparable Benchmark Issue (expressed as a percentage of its principal amount) equal to the Comparable Benchmark Price (as defined below) for such redemption date.

“Comparable Benchmark Issue” means the Bundesanleihe security or securities (Bund) of the German Government selected by an Independent Investment Banker (as defined below) as having an actual or interpolated maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of euro-denominated corporate debt securities of a comparable maturity to the remaining term of such notes.

“Independent Investment Banker” means one of the Reference Dealers (as defined below) appointed by Mexico.

“Comparable Benchmark Price” means, with respect to any redemption date, (i) the average of the Reference Dealer Quotations (as defined below) for such redemption date, after excluding the highest and lowest such Reference Dealer Quotation or (ii) if Mexico obtains fewer than four such Reference Dealer Quotations, the average of all such quotations.

“Reference Dealer” means each of Banco Santander, S.A., Barclays Bank PLC, BNP Paribas and Citigroup Global Markets Limited or their affiliates which are dealers of Bund of the German Government, and one other leading dealer of Bund of the German Government designated by Mexico, and their respective successors; provided that if any of the foregoing shall cease to be a dealer of Bund of the German Government, Mexico will substitute therefor another dealer of Bund of the German Government.

“Reference Dealer Quotation” means, with respect to each Reference Dealer and any redemption date, the average, as determined by Mexico, of the bid and ask prices for the Comparable Benchmark Issue (expressed in each case as a percentage of its principal amount) quoted in writing to Mexico by such Reference Dealer at 3:30 p.m., Frankfurt, Germany time on the third business day preceding such redemption date.

Optional Repayment	Holders of the notes will not have the option to elect repayment by Mexico before the maturity dates of the notes.

Use of Proceeds	Mexico intends to use the net proceeds from the sale of the notes to retire outstanding indebtedness of Mexico, pursuant to the Tender Offer (as defined below) and the redemption of its EUR 2023 notes (as defined below), and for the general purposes of the Government of Mexico. For further information, see “Use of Proceeds.”

Underwriters	Banco Santander, S.A.

Barclays Bank PLC

BNP Paribas

Citigroup Global Markets Limited

Listing	Application will be made to list the notes on the Luxembourg Stock Exchange and to have the notes admitted to trading on the Euro MTF Market of the Luxembourg Stock Exchange. The Luxembourg Stock Exchange has allocated to Mexico the number 2395 for listing purposes. No assurances can be given by Mexico that such applications will be approved or that such listings will be maintained.

Securities Codes

ISIN:	For the 2033 notes: XS2289587789

For the 2051 notes: XS2289588167

Common Code:	For the 2033 notes: 228958778

For the 2051 notes: 228958816

Trustee, Principal Paying Agent, Transfer Agent, Registrar, Authenticating Agent and Exchange Rate Agent	Deutsche Bank Trust Company Americas

Luxembourg Listing Agent	Banque Internationale à Luxembourg S.A.

Withholding Taxes and Additional Amounts	Subject to certain exceptions, Mexico will make all payments on the notes without withholding or deducting any Mexican taxes. For further information, see “Description of the Securities—Additional Amounts” in the accompanying prospectus and this prospectus supplement.

Taxation	Payments of principal or interest under the 2033 notes and the 2051 notes made to holders of such notes that are non-resident of Mexico will not be subject to Mexican withholding taxes.

Further Issues	Mexico may from time to time, without the consent of holders of the 2033 notes or the 2051 notes, as the case may be, create and issue notes of such series having the same terms and conditions as the applicable series of notes offered pursuant to this prospectus supplement in all respects, except for the issue date, issue price and, if applicable, the first payment of interest thereon. If issued pursuant to a “qualified reopening” of the original series, otherwise treated as part of the same “issue” of debt instruments as the original series or issued with no more than a de minimis amount of original issue discount, in each case for U.S. federal income tax purposes, such additional notes may have the same ISIN numbers and common codes as the 2033 notes or 2051 notes, as applicable, offered pursuant to this prospectus supplement and may be consolidated with, and form a single series with, any other outstanding notes of such series.

Payment of Principal and Interest	Principal of and interest on the notes, except as described below, will be payable by Mexico to the Paying Agent in euro. Holders of the notes will not have the option to elect to receive payments in U.S. dollars.

If Mexico determines that euros are not available for making payments on the notes due to the imposition of exchange controls or other circumstances beyond Mexico’s control, then payments on the notes shall be made in U.S. dollars until Mexico determines that euros are again available for making these payments. In these circumstances, U.S. dollar payments in respect of the notes will be made at a rate determined by the exchange rate agent in accordance with the Exchange Rate Agency Agreement between Mexico and the exchange rate agent. Any payment made under such circumstances in U.S. dollars will not constitute an Event of Default under the notes.

Governing Law	New York; provided, however, that all matters governing Mexico’s authorization and execution of the indenture and the notes will be governed by and construed in accordance with the law of Mexico. Notwithstanding any authorization or any reserved matter modification, all matters related to the consent of holders and to modifications of the indenture or the notes will always be governed by and construed in accordance with the law of the State of New York.

Additional Provisions	The notes will contain provisions regarding future modifications to their terms that differ from those applicable to Mexico’s outstanding public external indebtedness issued prior to November 10, 2014. Those provisions are described beginning on page 15 of the accompanying prospectus dated June 9, 2020.

Conflicts of Interest	As described in the “Use of Proceeds,” some of the net proceeds of this offering may be used to fund our purchase of certain outstanding notes of Mexico from time to time. An affiliate of Citigroup Global Markets Limited may be a holder of certain of the outstanding notes of Mexico as set forth in the Offer to Purchase and may receive 5% or more of the proceeds from this offering. Because of the manner in which the net proceeds are being used, this offering will be conducted in accordance with Financial Industry Regulatory Authority (“FINRA”) Rule 5121.

Stabilization	In connection with issuance of both series of notes, the underwriters or any person acting for the underwriters may over-allot or effect transactions with a view to supporting the market price of notes at a level higher than that which might otherwise prevail for a limited period after the issue date. However, there is no obligation of any of the underwriters or any agent of the underwriters to do this. Any such stabilizing, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

Stabilizing Manager	Citigroup Global Markets Limited

RISK FACTORS

The following risk factor supplements the information contained under “Risk Factors” in the accompanying prospectus. You should consult your financial and legal advisors about the risks of investing in the debt securities and the suitability of your investment in light of your particular situation. Mexico disclaims any responsibility for advising you on these matters.

There can be no assurances that Mexico’s credit ratings will improve or remain stable, or that they will not be downgraded, suspended or cancelled by the rating agencies.

Mexico’s long-term public external indebtedness was downgraded in the spring of 2020 by each of the three major credit rating agencies. On March 26, 2020, S&P cut Mexico’s rating from BBB+ to BBB, and on April 15, 2020, Fitch cut Mexico’s debt rating from BBB to BBB-, both downgrades due to expected economic consequences of the COVID-19 pandemic and lower oil prices. On November 11, 2020, Fitch affirmed its BBB- rating with a stable outlook, and on December 2, 2020, S&P affirmed its BBB rating with a negative outlook. On April 17, 2020, Moody’s downgraded Mexico’s debt rating from A3 to Baa1 and maintained its negative outlook, citing a material decline in Mexico’s medium-term economic growth prospects and continued weakening of the financial and operational condition of Petróleos Mexicanos (PEMEX).

Ratings address the creditworthiness of Mexico and the likelihood of timely payment of Mexico’s long-term debt securities. Ratings are not a recommendation to purchase, hold or sell securities and may be changed, suspended or withdrawn at any time. Mexico’s current ratings and the rating outlooks currently assigned to it depend, in part, on economic conditions and other factors that affect credit risk and are outside the control of Mexico, as well as assessments of the creditworthiness of its productive state-owned enterprises. Certain ratings agencies may also downgrade PEMEX’s credit ratings, as they have in the past, and their assessment of PEMEX’s creditworthiness may affect Mexico’s credit ratings.

There can be no assurances that Mexico’s credit ratings will be maintained or that they will not be downgraded, suspended or cancelled. Any credit rating downgrade, suspension or cancellation may have an adverse effect on the market price and the trading of the notes.

Changes in the interest rate environment could adversely impact the trading price of the notes.

We expect that the trading price of the notes will depend on a variety of factors, including, without limitation, the interest rate environment.

If interest rates, or expected future interest rates, rise during the terms of the notes, the price of the notes will likely decrease. The condition of the financial markets and prevailing interest rates have fluctuated in the past and are likely to fluctuate in the future, which could have an adverse effect on the trading price of the notes. Because interest rates and interest rate expectations are influenced by a wide variety of factors, many of which are beyond our control, we cannot assure you that changes in interest rates or interest rate expectations will not adversely affect the trading price of the notes.

The COVID-19 outbreak is adversely affecting Mexico’s economy, and the impact is material.

The global outbreak of COVID-19, and public health measures to mitigate it, are having a material adverse impact on the economy in Mexico and around the world. The scope, magnitude and duration of the impact on Mexico cannot yet be determined.

Cases of COVID-19 have been reported in Mexico since February 2020, and the Mexican government has taken extensive steps designed to mitigate the spread of the disease and its impact on public health. See Mexico’s annual report on Form 18-K for the fiscal year ended December 31, 2019, filed on September 10, 2020, as amended by the Form 18-K/A filed on November 16, 2020 and the Form 18-K/A filed on January 4, 2021. The efficacy of these steps cannot yet be evaluated, and it is highly uncertain how long and in what form they will remain in effect. The actual death count is likely to exceed official estimates.

These public-health measures, and the consequences of similar measures in other countries, have had material adverse effects on economic activity in Mexico. In addition, the COVID-19 crisis has contributed to sharply lower and more volatile world prices for oil and gas, which affect the Mexican economy and the financial condition of PEMEX. The Mexican government and Banco de México have announced steps designed to address these adverse economic impacts, and they may take additional steps in the future. See Mexico’s annual report on Form 18-K for the fiscal year ended December 31, 2019, filed on September 10, 2020, as amended by the Form 18-K/A filed on November 16, 2020 and the Form 18-K/A filed on January 4, 2021.

The impact of these matters on key measures of economic performance remains highly uncertain. Recently, interest rates and inflation have been volatile and uncertain, and the value of the Mexican peso has declined. See Mexico’s annual report on Form 18-K for the fiscal year ended December 31, 2019, filed on September 10, 2020, as amended by the Form 18-K/A filed on November 16, 2020 and the Form 18-K/A filed on January 4, 2021. There have been adverse impacts on economic activity (including a decrease in GDP), employment, foreign investment and international trade, among other areas. These adverse impacts are likely to continue, and they could adversely affect the balance of payments, international reserves and public finance. While the duration of these effects remains highly uncertain, their nature and magnitude are likely to be material and adverse.

USE OF PROCEEDS

The net proceeds to Mexico from the sale of the notes will be approximately €                , after the deduction of the underwriting discounts and Mexico’s share of the expenses in connection with the sale of the notes, which are estimated to be approximately €                . Mexico intends to use the net proceeds of the sale of the notes,

i.

in part, for refinancing, repurchase or retirement of domestic and/or external indebtedness of Mexico from time to time, including to pay the purchase price for certain outstanding notes of Mexico, which Mexico may purchase pursuant to a tender offer (the “Tender Offer”), on the terms and subject to the conditions set forth in the offer to purchase, dated January                , 2021 (the “Offer to Purchase”);

ii.	in part, toward the payment of part or all of the redemption price of its euro-denominated 2.750% Global Notes due 2023 (the “EUR 2023 notes”); and

iii.	in part, for the general purposes of the Government of Mexico, including the refinancing, repurchase or retirement of its domestic and external indebtedness.

The underwriters of this offering are acting as joint dealer managers for the Tender Offer. The outstanding principal amount of the EUR 2023 notes, which are scheduled to mature on April 22, 2023, is approximately €1,600,000,000, and Mexico plans to give a notice of redemption of part or all of the EUR 2023 notes pursuant to their terms promptly following the settlement of the offering of the notes. None of the underwriters shall have any responsibility for the application of the net proceeds of the notes.

DESCRIPTION OF THE NOTES

Mexico will issue the notes under an amended and restated indenture, dated as of June 1, 2015, between Mexico and Deutsche Bank Trust Company Americas, as trustee. The information contained in this section summarizes some of the terms of the notes and the indenture. This summary does not contain all of the information that may be important to you as a potential investor in the notes. You should read the prospectus, the indenture and the form of the notes before making your investment decision. Mexico has filed or will file copies of these documents with the SEC and will also file copies of these documents at the offices of the trustee.

Terms of the 2033 Notes

The 2033 notes will:

•	be issued on or about January , 2021 in an aggregate principal amount of € ;

•	mature on October , 2033;

•

bear interest at a rate of                 % per year, commencing on January                 , 2021 and ending on the maturity date. Interest on the notes will be payable annually on October                  of each year, commencing on October                 , 2021;

•	pay interest to the persons in whose names the notes are registered at the close of business on October preceding each payment date;

•	constitute direct, general, unconditional and unsubordinated external indebtedness of Mexico for which the full faith and credit of Mexico is pledged;

•

rank without any preference among themselves and equally with all other unsubordinated public external indebtedness of Mexico (it being understood that this provision shall not be construed so as to require Mexico to make payments under the notes ratably with payments being made under any other public external indebtedness);

•	be represented by one or more global securities in book-entry, registered form only;

•	be registered in the name of a common depositary for the Euroclear System, or Euroclear, and Clearstream Banking, société anonyme, or Clearstream, Luxembourg;

•

be redeemable before maturity at the option of Mexico upon giving not less than 30 days’ nor more than 60 days’ notice, to redeem the notes, in whole or in part, at any time or from time to time prior to their maturity, at a redemption price equal to (a) if redeemed prior to July                 , 2033 (three months prior to the maturity date of the 2033 notes), the principal amount thereof, plus the Make-Whole Amount, plus interest accrued but not paid on the principal amount of such notes to the date of redemption, or (b) if redeemed on or after July                 , 2033 (three months prior to the maturity date of the 2033 notes), the principal amount thereof, plus interest accrued but not paid on the principal amount of such notes to the date of redemption;

•	not be repayable at the option of the holder before maturity; and

•

contain “collective action clauses” under which Mexico may amend certain key terms of the notes, including the maturity date, interest rate and other terms, with the consent of less than all of the holders of the notes.

Terms of the 2051 Notes

The 2051 notes will:

•	be issued on or about January , 2021 in an aggregate principal amount of € ;

•	mature on October , 2051;

•

bear interest at a rate of                % per year, commencing on January                , 2021 and ending on the maturity date. Interest on the notes will be payable annually on October    of each year, commencing on October                , 2021;

•	pay interest to the persons in whose names the notes are registered at the close of business on October preceding each payment date;

•	constitute direct, general, unconditional and unsubordinated external indebtedness of Mexico for which the full faith and credit of Mexico is pledged;

•

rank without any preference among themselves and equally with all other unsubordinated public external indebtedness of Mexico (it being understood that this provision shall not be construed so as to require Mexico to make payments under the notes ratably with payments being made under any other public external indebtedness);

•	be represented by one or more global securities in book-entry, registered form only;

•	be registered in the name of a common depositary for the Euroclear System, or Euroclear, and Clearstream Banking, société anonyme, or Clearstream, Luxembourg;

•

be redeemable before maturity at the option of Mexico upon giving not less than 30 days’ nor more than 60 days’ notice, to redeem the notes, in whole or in part, at any time or from time to time prior to their maturity, at a redemption price equal to (a) if redeemed prior to April                , 2051 (six months prior to the maturity date of the 2051 notes), the principal amount thereof, plus the Make-Whole Amount, plus interest accrued but not paid on the principal amount of such notes to the date of redemption, or (b) if redeemed on or after April                , 2051 (six months prior to the maturity date of the 2051 notes), the principal amount thereof, plus interest accrued but not paid on the principal amount of such notes to the date of redemption;

•	not be repayable at the option of the holder before maturity; and

•

contain “collective action clauses” under which Mexico may amend certain key terms of the notes, including the maturity date, interest rate and other terms, with the consent of less than all of the holders of the notes.

For more information, see “Description of the Securities—Debt Securities” in the accompanying prospectus.

Additional Amounts

In addition to the limitations and exceptions described in “Description of the Securities—Additional Amounts” in the accompanying prospectus, no additional amounts shall be payable:

•

in respect of any taxes, duties, assessments or other governmental charges imposed under Sections 1471 through 1474 of the U.S. Internal Revenue Code of 1986, as amended as of the issue date (or any amended or successor version that is substantively comparable) (the “Code”) and any current or future regulations or official interpretations thereof, any agreement entered into pursuant to Section 1471(b)(1) of the Code, any intergovernmental agreement between a non-U.S. jurisdiction and the United States with respect to the foregoing or any law, regulation, rule or practice adopted pursuant to any such intergovernmental agreement or pursuant to any treaty or convention implementing such Sections of the Code.

Further Issues

The sole paragraph under the heading “Description of the Securities—Further Issues” in the

accompanying prospectus is hereby deleted and replaced with the following:

Mexico may from time to time, without the consent of holders of the notes, as the case may be, create and issue notes of such series having the same terms and conditions as the applicable series of notes offered pursuant to a prospectus supplement in all respects, except for the issue date, issue price and, if applicable, the first payment of interest thereon. If issued pursuant to a “qualified reopening” of the original series, otherwise treated as part of the same “issue” of debt instruments as the original series or issued with no more than a de minimis amount of original issue discount, in each case for U.S. federal income tax purposes, such additional notes may have the same ISIN numbers and common codes as the previously offered notes and may be consolidated with, and form a single series with, any other outstanding notes of such series.

TAXATION

United States Federal Taxation

For a summary of the U.S. federal income tax considerations at the date hereof with respect to the acquisition, ownership and disposition of the notes, please review the section entitled “Taxation—United Stated Federal Taxation” in the accompanying prospectus, except that the following provisions amend and supplement such section as follows:

The following sentence is added to the end of the first paragraph under the heading “Taxation—United Stated Federal Taxation” of the accompanying prospectus:

This summary does not address consequences arising under special timing rules prescribed under section 451(b) of the U.S. Internal Revenue Code or consequences to persons that purchase or sell the notes as part of a wash sale for tax purposes.

The fourth paragraph under the heading “Taxation—United Stated Federal Taxation” of the accompanying prospectus is hereby deleted in its entirety, as indicated by a strikethrough (~~deletion~~) as follows:

~~U.S. holders that use an accrual method of accounting for tax purposes (“accrual-basis holders”), generally are required to include certain amounts in income no later than the time such amounts are reflected on certain financial statements (the “book/tax conformity rule”). The application of the book/tax conformity rule thus may require the accrual of income earlier than would be the case under the general tax rules described below. It is not entirely clear to what types of income the book/tax conformity rule applies, or, in some cases, how the rule is to be applied if it is applicable. However, proposed regulations generally would exclude, among other items, original issue discount and market discount (in either case, whether or not de minimis) from the applicability of the book/tax conformity rule. Although the proposed regulations generally will not be effective until taxable years beginning after the date on which they are issued in final form, taxpayers generally are permitted to elect to rely on their provisions currently. Accrual-basis holders should consult with their tax advisors regarding the potential applicability of the book/tax conformity rule to their particular situation.~~

RECENT DEVELOPMENTS

The information in this section supplements the information about Mexico corresponding to the headings below that is contained in Exhibit D to Mexico’s annual report on Form 18-K, as amended, for the fiscal year ended December 31, 2019 (the 2019 Form 18-K). To the extent that the information included in this section differs from the information set forth in the 2019 Form 18-K, you should rely on the information in this section.

UNITED MEXICAN STATES

COVID-19 Crisis

On December 11, 2020, the Comisión Federal para la Protección contra Riesgos Sanitarios (Federal Commission for the Protection against Sanitary Risks, or COFEPRIS) authorized the emergency use of the Pfizer-BioNTech COVID-19 vaccine, which will be used in the Política Nacional de Vacunación (National Vaccination Policy) against COVID-19. Under this policy, the vaccine will first be administered to health care professionals on the front lines of the pandemic.

As of December 31, 2020, Mexico had 1,611,545 officially estimated cases of COVID-19, of which an estimated 143,569 were fatal.

Geography and Population

The Instituto Nacional de Estadística y Geografía (National Institute of Statistics and Geography, or INEGI) is planning to publish the results of its 2020 Population and Housing Census on January 25, 2021.

Form of Government

The Government

The following table provides the distribution, as of the date of this filing, of Congressional seats reflecting the party affiliations of Mexico’s senators and deputies.

Table No. 1 – Party Representation in Congress(1)

	Senate			Chamber of Deputies
	Seats	% of Total		Seats	% of Total
MORENA	60	46.9		252	50.4
National Action Party	25	19.5		77	15.4
Institutional Revolutionary Party	13	10.2		48	9.6
Citizen Movement Party	8	6.3		27	5.4
Labor Party	6	4.7		46	9.2
Ecological Green Party of Mexico	7	5.5		11	2.2
Social Encounter Party	4	3.1		24	4.8
Democratic Revolution Party	3	2.3		12	2.4
Unaffiliated	1	0.8		3	0.6
Total	127	99.2	%(2)	500	100.0%

Note: Numbers may not total due to rounding.

(1)	As of December 31, 2020.
(2)	As of December 31, 2020, there was one vacant seat in the Senate.

Source: Senate and Chamber of Deputies.

On December 7, 2020, the Ley Orgánica de la Administración Publica Federal (Organic Law of the Federal Public Administration), the Ley de Navegación y Comercio Marítimos (Law on Maritime Navigation and Trade) and the Ley de Puertos (Law on Ports) were amended to transfer some of the powers of the Secretaría de Comunicaciones y Transportes (Ministry of Communication and Transportation), including the administration and surveillance of maritime and port security, to the Secretaría de Marina (Ministry of Marine) in order to combat corruption and to increase security in Mexico’s customs and ports.

Foreign Affairs, International Organizations and International Economic Cooperation

On November 27, 2020, the Secretaría de Relaciones Exteriores (Ministry of Foreign Affairs) and the Corte Permanente de Arbitraje (Permanent Court of Arbitration) formalized an Acuerdo Marco de Cooperación (Framework Cooperation Agreement) with the aim of promoting the use of alternative means of peaceful dispute resolution such as arbitration, conciliation, mediation and capacity building in Mexican tribunals. This agreement will help to disseminate these dispute resolution methods, contribute to the exchange of information and serve as a link between the academic and the private sectors, including through the preparation of joint publications. The agreement also calls for the organization of seminars, internship programs, workshops and other events, as well as the disclosure of material actions in the field of arbitration and dispute resolution.

On December 15, 2020, the United Kingdom and Mexico signed a continuity trade agreement that will ensure that trade between the two countries will not be disrupted after the Brexit transition period ends next year. Both countries have also committed to negotiating a new trade agreement in 2021.

Environment

On December 2, 2020, the High Level Panel for a Sustainable Ocean Economy (the Ocean Panel), which Mexico has belonged to since 2018, published the Transformations for a Sustainable Ocean Economy: A Vision for Protection, Production and Prosperity. The fourteen member countries of the Ocean Panel have committed to sustainably manage 100% of the oceanic area under their jurisdiction by 2025, guided by the Sustainable Ocean Plans, which describe policies and mechanisms to facilitate sustainable use of the ocean and value creation for current and future generations. This new agenda will help maximize food production from the ocean, generate more renewable energy, alleviate poverty and reduce greenhouse gas emissions.

On December 9, 2020, the Government published in the Diario Oficial de la Federación (Official Gazette) the Decree approving the Acuerdo Regional sobre el Acceso a la Información, la Participación Pública y el Acceso a la Justicia en Asuntos Ambientales en América Latina y el Caribe (Regional Agreement on Access to Information, Public Participation and Justice in Environmental Matters in Latin America and the Caribbean). This Agreement, adopted on March 4, 2018 in Escazú, Costa Rica, seeks to strengthen international cooperation, protect the right of present and future generations to live in a healthy environment and contribute to sustainable development. Under this Agreement, the signatory governments also commit to protecting individuals, groups and organizations that promote and defend human rights in environmental matters so that they can operate without threats, restrictions and insecurity. Ten States have ratified the Agreement, which will be entered into force after ratification by eleven States.

THE ECONOMY

General

Mexico’s economy in 2020 was, and continues to be, adversely affected by COVID-19. For more information on the measures taken by the Government designed to address the pandemic, see “Recent Developments—COVID-19 Crisis” in the 2019 Form 18-K.

On November 30, 2020, the Government and private sector entities announced a second agreement to promote infrastructure investment and boost economic recovery. This agreement contemplates twenty-nine new projects in the energy, communications and transportation, water, sanitation and environmental sectors, with a total investment of Ps. 228.6 billion.

Gross Domestic Product

Mexico’s economy contracted by 9.6% in the first nine months of 2020, reflecting the effects of the COVID-19 pandemic on the economy in general and including, in particular, increased unemployment and underemployment and lower short-term consumer demand. Projections for Mexico’s economic performance for the full year 2020 and beyond have been adjusted downwards, and further adjustment of the projections remains possible. The economic impacts of the COVID-19 pandemic are coupled with existing, persistent low levels of investment, which are also expected to contribute to economic contraction. For more information on the long-term factors affecting Mexico’s GDP, see “The Economy—Gross Domestic Product” in the 2019 Form 18-K.

The following tables set forth the composition of Mexico’s real GDP by economic sector and percentage change by economic sector, in pesos and in percentage terms, for the periods indicated.

Table No. 2 – Real GDP and Expenditures

(In Billions of Pesos)(1)

	Third quarter (annualized)(2)
	2019(3)	2020(3)
GDP	Ps. 18,390.0	Ps. 16,629.4
Add: Imports of goods and services	6,845.7	5,655.0

Total supply of goods and services	25,235.7	22,284.4
Less: Exports of goods and services	6,874.3	6,123.3

Total goods and services available for domestic expenditure	Ps. 18,361.4	Ps. 16,161.0
Allocation of total goods and services:
Private consumption	12,419.9	10,990.3
Public consumption	2,166.0	2,221.0

Total consumption	14,585.9	13,211.3

Total gross fixed investment	3,586.6	2,867.3
Changes in inventory	82.6	72.4

Total domestic expenditures	Ps. 18,255.2	Ps. 16,150.9

Errors and Omissions	106.3	10.1

Note: Numbers may not total due to rounding.

(1)	Constant pesos with purchasing power as of December 31, 2013.
(2)

Annualized. Actual third quarter nominal GDP data has been annualized by multiplying it by four for comparison purposes. Third quarter data is not necessarily indicative of performance for the full fiscal year, particularly due to the disruptive economic impact of the COVID-19 pandemic.

(3)	Preliminary figures.

Source: INEGI.

Table No. 3 – Real GDP and Expenditures

(As a Percentage of Total GDP)

	Third quarter (annualized)(1)
	2019(2)	2020(2)
GDP	100.0%	100.0%
Add: Imports of goods and services	37.2%	34.0%

Total supply of goods and services	137.2%	134.0%
Less: Exports of goods and services	37.4%	36.8%

Total goods and services available for domestic expenditures	99.8%	97.2%
Allocation of total goods and services:
Private consumption	67.5%	66.1%
Public consumption	11.8%	13.4%

Total consumption	79.3%	79.4%
Total gross fixed investment	19.5%	17.2%
Changes in inventory	0.4%	0.4%

Total domestic expenditures	99.3%	97.1%

Errors and Omissions	0.6%	0.1%

Note: Percentages may not total due to rounding.

(1)

Annualized. Actual third quarter nominal GDP data has been annualized by multiplying it by four for comparison purposes. Third quarter data is not necessarily indicative of performance for the full fiscal year, particularly due to the disruptive economic impact of the COVID-19 pandemic.

(2)	Preliminary figures.

Source: INEGI.

Table No. 4 – Real GDP by Sector

(In Billions of Pesos)(1)

	Third quarter (annualized)(2)
	2019(3)	2020(3)
Primary Activities:
Agriculture, forestry, fishing, hunting and livestock(4)	Ps. 560.5	Ps. 565.2
Secondary Activities:
Mining	857.6	850.7
Utilities	286.1	270.9
Construction	1,235.2	993.1
Manufacturing	2,976.2	2,585.7
Tertiary Activities:
Wholesale and retail trade	3,162.9	2,780.2
Transportation and warehousing	1,203.1	929.8
Information	559.4	551.5
Finance and insurance	900.0	878.2
Real estate, rental and leasing	2,066.6	2,060.8
Professional, scientific and technical services	337.6	316.2
Management of companies and enterprises	109.9	99.8
Support for business	681.1	679.3
Education services	684.4	657.1
Health care and social assistance	399.3	400.6
Arts, entertainment and recreation	78.2	36.0
Accommodation and food services	411.5	228.2
Other services (except public administration)	366.2	312.3
Public administration	705.2	728.8

Gross value added at basic values	17,580.9	15,924.1
Taxes on products, net of subsidies	809.1	705.3

GDP	Ps. 18,390.0	Ps. 16,629.4

Note: Numbers may not total due to rounding.

(1)	Based on GDP calculated in constant pesos with purchasing power as of December 31, 2013.
(2)

Annualized. Actual third quarter nominal GDP data has been annualized by multiplying it by four for comparison purposes. Third quarter data is not necessarily indicative of performance for the full fiscal year, particularly due to the disruptive economic impact of the COVID-19 pandemic.

(3)	Preliminary figures.
(4)

GDP figures relating to agricultural production set forth in this table and elsewhere herein are based on figures for “agricultural years,” with the definition of the relevant “agricultural year” varying from crop to crop based on the season during which it is grown. Calendar year figures are used for the other components of GDP.

Source: INEGI.

Table No. 5 – Real GDP Growth by Sector

(Percent Change Against Corresponding Period of Prior Year)(1)

	Third quarter (annualized)(2)
	2019(3)	2020(3)
GDP (real pesos)	0.1%	(9.6)%
Primary Activities:
Agriculture, forestry, fishing, hunting and livestock(4)	1.0	0.8
Secondary Activities:
Mining	(5.8)	(0.8)
Utilities	(1.4)	(5.3)
Construction	(4.8)	(19.6)
Manufacturing	1.3	(13.1)
Tertiary Activities:
Wholesale and retail trade	(0.3)	(12.1)
Transportation and warehousing	0.5	(22.7)
Information	2.5	(1.4)
Finance and insurance	3.9	(2.4)
Real estate, rental and leasing	1.2	(0.3)
Professional, scientific and technical services	0.7	(6.3)
Management of companies and enterprises	(0.5)	(9.1)
Administrative support, waste management and remediation services	4.8	(0.3)
Education services	0.7	(4.0)
Health care and social assistance	1.7	0.3
Arts, entertainment and recreation	(0.5)	(53.9)
Accommodation and food services	0.4	(44.5)
Other services (except public administration)	1.8	(14.7)
Public administration	(3.0)	3.3

Note: Percentages may not total due to rounding.

(1)	Based on GDP calculated in constant pesos with purchasing power as of December 31, 2013.
(2)

Annualized. Actual third quarter nominal GDP data has been annualized by multiplying it by four for comparison purposes. Third quarter data is not necessarily indicative of performance for the full fiscal year, particularly due to the disruptive economic impact of the COVID-19 pandemic.

(3)	Preliminary figures.
(4)

GDP figures relating to agricultural production set forth in this table and elsewhere herein are based on figures for “agricultural years,” with the definition of the relevant “agricultural year” varying from crop to crop based on the season during which it is grown. Calendar year figures are used for the other components of GDP.

Source: INEGI.

According to preliminary figures, Mexico’s GDP decreased by 9.6% in real terms during the first nine months of 2020. This reflects the effects of the COVID-19 pandemic, including the actions implemented to contain its spread and to protect public health. In the third quarter of 2020, GDP recorded an estimated recovery, although activity remained below levels seen prior to the health crisis. The upward trend was driven by a recovery in external demand compared to the end of the previous quarter and by the relaxation of certain COVID-19 lockdown measures that had been in place since the end of May 2020. However, the recovery in domestic demand has been more moderate.

Employment and Labor

Under the United States-Mexico-Canada Trade Agreement (USMCA), Mexico committed to reforming its labor system. The reforms are underway and are expected to include a new labor justice system with specialized courts intended to expedite resolution of labor conflicts and more democratic processes around union-related voting as well as new processes to ensure better gender equality, transparency and accountability in union directives and collective bargaining. In addition, on November 18, 2020 the Centro Federal de Conciliación y Registro Laboral (Federal Center for Labor Conciliation and Registration), an entity that is responsible for keeping records of unions and collective contracts at the national level and monitoring the interests and rights of workers, began operating in seven states. In 2021, fourteen new entities are expected to join this labor justice system. For more information about the USMCA, see “Foreign Trade and Balance of Payments—Foreign Trade—Foreign Trade Relations and Agreements—Regional” in the 2019 Form 18-K.

According to preliminary Tasa de Desocupación Abierta (open unemployment rate) figures, Mexico’s unemployment rate was 4.7% as of October 31, 2020, a 1.8 percentage point increase from the rate on December 31, 2019. As of March 31, 2020, the economically active population in Mexico fifteen years of age and older was 57 million. As of January 3, 2021, the minimum wage was Ps. 213.39 per day for the Zona Libre de la Frontera Norte (Northern Border Free Trade Zone) and Ps. 141.70 per day for the rest of Mexico, which has been in effect since January 1, 2021. For additional information on Mexico’s minimum wage policy, see “The Economy—Employment and Labor” in the 2019 Form 18-K.

On December 16, 2020, the Ley del Seguro Social (Social Security Law) and the Ley de Sistema de Ahorro para el Retiro (Law of Pension System) were amended (i) to increase retirement contributions made by employers, (ii) to reduce the number of weeks of contribution required to achieve the right to a guaranteed pension, (iii) to increase the amount of the guaranteed pension and (iv) to limit the fees charged by retirement fund administrators to an average of fees charged in certain other countries.

For information on the COVID-19 pandemic including Government policies related to employment and labor, see “Recent Developments–COVID-19 Crisis” in the 2019 Form 18-K.

Principal Sectors of the Economy

Beginning in March 2020, the economic slowdown attributable to the COVID-19 outbreak has affected various sectors and the overall performance of Mexico’s economy. The economic impact will likely be felt across all sectors, but it is too early to determine the ultimate magnitude of the impact.

Manufacturing

The following table shows the value of industrial manufacturing output by sector in billions of constant 2013 pesos and the percentage change of each sector as compared to the corresponding period in the prior year.

Table No. 6 – Industrial Manufacturing Output by Sector

(In Billions of Pesos and Percent Change Against Corresponding Period of Prior Year)(1)

	Third quarter
	2019(2)		2020(2)
Food	Ps. 687.6	2.2%	Ps. 683.8	(0.5)%
Beverage and tobacco products	174.6	3.4	155.2	(11.1)
Textile mills	26.4	(3.1)	16.7	(36.5)
Textile product mills	13.7	(2.2)	11.2	(17.8)
Apparel	58.6	(2.4)	36.4	(37.8)
Leather and allied products	22.1	(2.2)	13.5	(38.6)
Wood products	24.9	(0.1)	20.4	(18.2)
Paper	54.5	0.4	50.9	(6.6)
Printing and related support activities	18.3	(9.2)	14.8	(19.5)
Petroleum and coal products	40.0	(5.7)	36.2	(9.3)
Chemicals	230.9	(3.1)	218.9	(5.2)
Plastics and rubber products	83.3	(2.3)	71.8	(13.8)
Nonmetallic mineral products	75.2	(0.5)	67.0	(10.9)
Primary metals	177.9	(2.7)	156.5	(12.0)
Fabricated metal products	96.5	3.1	82.7	(14.3)
Machinery	122.8	0.9	96.0	(21.8)
Computers and electronic products	246.9	5.7	224.8	(9.0)
Electrical equipment, appliances and components	88.4	(1.5)	85.0	(3.8)
Transportation equipment	637.4	4.4	462.3	(27.5)
Furniture and related products	29.1	(4.3)	22.8	(21.6)
Miscellaneous	67.2	(3.4)	58.7	(12.7)

Total expansion/contraction	Ps. 2,976.2	1.3%	Ps. 2,585.7	(13.1)%

(1)	Constant pesos with purchasing power as of December 31, 2013. Percent change reflects differential versus corresponding period of prior year in constant 2013 pesos.
(2)	Preliminary figures.

Source: INEGI.

Petroleum and Petrochemicals

On October 28, 2020, the Secretaría de Energía (Ministry of Energy, or SENER), in coordination with the Comisión Nacional de Hidrocarburos (National Hydrocarbons Commission), approved the Plan Quinquenal de Licitaciones para la Exploración y Extracción de Hidrocarburos 2020-2024 (Five-Year Tender Plan for the Exploration and Extraction of Hydrocarbons 2020-2024, or Plan Quinquenal). The Plan Quinquenal identifies a total of 155,322 square kilometers of hydrocarbon exploration and extraction areas that are available for contractual bidding and includes total prospective resources of 12,645 million barrels of crude oil equivalent, excluding the resources that have already been awarded to PEMEX and to other exploration and extraction contracts.

On November 5, 2020, SENER approved a second Plan Quinquenal de Expansión del Sistema de Transporte y Almacenamiento Nacional Integrado de Gas Natural 2020-2024 (Five-Year Expansion Plan for the Integrated National Natural Gas Transportation and Storage System 2020-2024). This second Five-Year Plan identifies infrastructure needs required to meet Mexico’s long-term demand for natural gas, which will be integrated with projects developed in the coming years to transport and store natural gas, along with other strategic and social projects that SENER determines necessary.

On December 26, 2020, SENER published in the Official Gazette new regulations with respect to the permitting process involved in the importing and exporting of fuels and nuclear materials in Mexico. The regulations are intended to combat tax evasion, customs fraud and smuggling with respect to hydrocarbons and adapt to the current flow of international trade.

Transportation and Communications

Mexico, along with Argentina, Bolivia, Ecuador, Paraguay, Peru, Uruguay, is working on the Sistema Integral Regional de Información Satelital (Integrated Regional Satellite Information System, or SIRIS). The platform will allow Mexico access to relevant satellite data to (i) receive information on relevant variables in the agricultural and forestry sectors, (ii) monitor forest fires and other important meteorological variables and (iii) receive disease risk stratification maps and information to visualize values of socio-environmental and social indicators that predispose the spread of certain diseases at a regional level.

FINANCIAL SYSTEM

Monetary Policy, Inflation and Interest Rates

Inflation

Consumer inflation for the first nine months of 2020 was 4.0%, which was above Banco de México’s 3.0% (+/- 1.0%) target inflation for the year, 1.2 percentage points higher than the 2.8% consumer inflation for 2019 and 0.8 percentage points lower than the 4.8% consumer inflation for 2018. In the third quarter of 2020, inflation continued to be influenced by the effects of the COVID-19 pandemic. Thus, after registering a particularly low inflation level in April, annual headline inflation increased in the third quarter of 2020 compared to the previous quarter, due to both higher core inflation and a significant increase in non-core inflation. Annual core inflation, which better reflects medium-term price pressures on the economy, was 4.0% for the first nine months of 2020, 0.4 percentage points higher than the 3.6% core inflation for 2019.

The following table shows, in percentage terms, the changes in price indices and increases in the minimum wage for the periods indicated.

Table No. 7 – Rates of Change in Price Indices

	National Consumer Price Index(1)(2)		National Producer Price Index(1)(3)(4)	Increase in Minimum Wage(5)
2017	6.8		4.7	10.4
2018	4.8		6.4	10.4
2019	2.8		0.8	100.0;(6) 16.2	(7)
2020:
January	3.2		1.1	5.0;(6) 20.0	(7)
February	3.7		1.5	—
March	3.3		3.7	—
April	2.2		5.4	—
May	2.8		4.8	—
June	3.3		3.7	—
July	3.6		4.5	—
August	4.1	(4)	5.4	—
September	4.0	(4)	4.5	—
October	4.1	(4)	4.9	—
November	3.3	(4)	4.4	—
December	n.a.		n.a.	—
2021:
January(8)	n.a.		n.a.	15.0;(6) 15.0	(7)

n.a. = Not available.

(1)	Changes in price indices are calculated monthly. For annual figures, changes in price indices are calculated each December. Monthly figures are annualized.
(2)

Effective August 2018, the Índice Nacional de Precios al Consumidor (National Consumer Price Index, or INPC) was changed to: (1) update the base date to the second half of July 2018; (2) increase the number of categories for goods and services; (3) increase the number of areas represented; and (4) adjust the weighting of each component.

(3)

Índice Nacional de Precios al Productor (National Producer Price Index, or INPP) figures represent the changes in the prices for basic merchandise and services (excluding oil prices). The index is based on a methodology implemented in June 2012. INPP takes July 2019 as a base date.

(4)	Preliminary figures for 2020.
(5)

Effective January 1, 2019, Mexico has two minimum wages: one rate applicable to municipalities located on the border with the United States, which are included in the Northern Border Free Trade Zone, and a different rate applicable to the rest of Mexico. The rate of change for 2019, for both the minimum wage applicable to municipalities located in the Northern Border Free Trade Zone and the minimum wage applicable to the rest of Mexico, is as compared to the minimum wage in effect prior to January 1, 2019.

(6)	Rate of change for minimum wage applicable to municipalities located in the Northern Border Free Trade Zone.
(7)	Rate of change for minimum wage applicable to areas other than the Northern Border Free Trade Zone.
(8)	January 2021 figures are as of January 3, 2021.

Sources: INEGI; Ministry of Labor.

Interest Rates

The following table sets forth the average interest rates per annum on 28-day and 91-day Certificados de la Tesorería de la Federación (Federal Treasury Certificates, or Cetes), the costo porcentual promedio (the average weighted cost of term deposits for commercial banks, or CPP) and the 28-day and 91-day tasa de interés interbancaria de equilibrio (equilibrium interbank interest rate, or TIIE) for the periods indicated.

Table No. 8 – Average Cetes, CPP and TIIE Rates

	28-Day Cetes	91-Day Cetes	CPP	28-Day TIIE	91-Day TIIE
2018:
January-June	7.5	7.6	5.0	7.8	7.9
July-December	7.8	8.0	5.4	8.2	8.2
2019:
January-June	8.0	8.2	5.7	8.5	8.5
July-December	7.7	7.7	6.3	8.1	8.0
2020:
January	7.1	7.2	5.8	7.5	7.4
February	7.0	6.9	5.7	7.4	7.3
March	6.8	6.8	5.5	7.1	7.0
April	6.1	6.1	5.3	6.5	6.4
May	5.5	5.4	4.9	6.0	5.9
June	5.1	5.1	4.6	5.7	5.6
July	4.8	4.7	4.1	5.2	5.2
August	4.5	4.5	3.9	5.0	5.0
September	4.4	4.4	3.7	4.7	4.7
October	4.2	4.3	3.5	4.5	4.5
November	4.2	4.3	3.4	4.5	4.5
December	4.3	4.3	3.3	4.5	4.5

Source: Banco de México.

On December 31, 2020, the 28-day Cetes rate was 4.2% and the 91-day Cetes rate was 4.3%.

On December 17, 2020, Banco de México held its ninth monetary policy meeting of 2020 and maintained the overnight interbank funding rate at 4.25%. This decision considered the ongoing adverse economic impact of the COVID-19 pandemic, recent declines in headline inflation rates, continued uncertainty regarding inflation forecasts and short- and medium-terms risks affecting inflation including pressures generated by end-of-year merchandise spending and a negative output gap due to the possibility of additional social distancing measures.

Exchange Controls and Foreign Exchange Rates

Foreign Exchange Policy

The following table sets forth, for the periods indicated, the daily peso/dollar exchange rates published by Banco de México for the payment of obligations denominated in dollars and payable in pesos within Mexico.

Table No. 9 – Exchange Rates

	Representative Market Rate
	End-of-Period	Average
2018	19.6512	19.2421
2019	18.8642	19.2573
2020:
January	18.9082	18.8040
February	19.7760	18.8443
March	23.4847	22.3784
April	23.9283	24.2658
May	22.1778	23.4230
June	23.0893	22.2990
July	22.2012	22.4033
August	21.8880	22.2072
September	22.1438	21.6810
October	21.2508	21.2705
November	20.1398	20.3819
December	19.9087	19.9651

Source: Banco de México.

On December 31, 2020, the peso/dollar exchange rate closed at Ps. 19.9087 = U.S.$1.00, a 5.5% depreciation in dollar terms as compared to the rate on December 31, 2019. The peso/U.S. dollar exchange rate published by Banco de México on December 31, 2020 (which took effect on the second business day thereafter) was Ps. 19.8570 = U.S.$1.00.

On December 7, 2020, the Comisión de Cambios (Foreign Exchange Commission) of Banco de México announced a dollar credit auction that will use resources from the temporary U.S. dollar liquidity swap line arrangement in an amount up to U.S.$60 billion that was established on March 19, 2020 as a liquidity backstop to mitigate strains in the global funding markets. On December 9 and December 14, 2020, Banco de México offered $1.5 billion to renew the maturities of two swap operations held in September 2020.

Banking System

On November 13, 2020, the Comisión Nacional Bancaria y de Valores (National Banking and Securities Commission, or CNBV) announced that it made additions to the regulatory facilities designed for credit restructurings, specifically to benefit clients of credit institutions in light of the economic effects of the COVID-19 pandemic. The additions included, among other things, permitting credit institutions to allow their clients to renew or restructure their facilities and report only a “soft mark” or no mark to credit reporting agencies, under rules similar to the Facilidades Contables Covid (COVID Accounting Facilities), which are a package of financial measures that support the restructuring or renewal of credits.

Banking Supervision and Support

At the end of September 2020, the Índice de Capitalización (Capitalization Index, or ICAP) for the multiple banking sector was 17.2%, as compared to 16.5% at the end of June 2020 and 15.8% at the end of March 2020. As a result, the institutions of multiple banking remained in the first “early warning” category. This category indicates that the institutions met the minimum capitalization requirements and were sufficiently capitalized in the face of unexpected loss scenarios. No immediate supervisory actions by the CNBV are required at this stage. For more information on ICAP, see “Financial System—Banking Supervision and Support—Bank Supervision Policy” in the 2019 Form 18-K.

Securities Markets

On December 31, 2020, the Índice de Precios y Cotizaciones (Stock Market Index, or the IPC), which is calculated based on a group of the thirty-five most actively traded shares, stood at 44,067 points, representing a 1.2% increase from the level at December 31, 2019.

FOREIGN TRADE AND BALANCE OF PAYMENTS

Foreign Trade

The global economic slowdown and disruptions in global supply chains, especially with respect to manufactured goods, attributable to the COVID-19 pandemic are likely to have a material adverse effect on Mexico’s foreign trade performance.

Balance of Payments and International Reserves

The following table sets forth Mexico’s balance of payments for the periods indicated:

Table No. 10 – Balance of Payments

	First nine months
	2019(1)		2020(1)
	(in millions of dollars)
Current account(2)	U.S.$	(7,530)	U.S.$	12,909
Credits		406,398		344,098
Merchandise exports (f.o.b.)		343,986		294,357
Non-factor services		23,926		12,582
Transport		2,220		1,476
Tourism		18,572		8,141
Insurance and pensions		2,318		2,219
Financial services		304		330
Others		511		416
Primary income		11,010		6,880
Secondary income		27,476		30,280
Debits		413,928		331,189
Merchandise imports (f.o.b.)		341,938		275,434
Non-factor services		30,474		20,955
Transport		11,044		7,571
Tourism		7,301		2,757
Insurance and pensions		5,086		4,291
Financial services		3,121		2,097
Others		3,922		4,239
Primary income		40,712		34,135
Secondary income		804		665
Capital account		(45)		(23)
Credit		257		195
Debit		303		218
Financial account		(13,866)		13,577
Direct investment		(21,383)		(17,478)
Portfolio investment		(8,067)		7,229
Financial derivatives		450		363
Other investment		12,261		10,290
Reserve assets		2,873		13,174
International reserves		6,531		16,788
Valuation adjustment		3,658		3,614
Errors and omissions		(6,291)		691

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)

Current account figures are calculated according to a methodology developed to conform to new international standards under which merchandise exports and merchandise imports include the in-bond industry.

Source: Banco de México.

In the third quarter of 2020, Mexico’s current account registered a surplus of U.S.$17.5 billion, or 6.7% of GDP, compared to a deficit of U.S.$434.6 million, or 0.1% of GDP, in the third quarter of 2019. The decrease in the current account deficit was mainly due to a considerable increase in the surplus of the non-oil trade balance, although the reduction of the deficit in the oil balance and the dynamism of remittances also contributed to this result.

International Reserves and Assets

The following table sets forth Banco de México’s international reserves and net international assets at the end of each period indicated.

Table No. 11 – International Reserves and Net International Assets(1)

	End-of-Period International Reserves(2)(3)	End-of-Period Net International Assets
	(in billions of U.S dollars)
2018	174.6	176.1
2019(4)	180.7	184.2
2020(4)
January	182.8	189.2
February	184.2	188.4
March	185.5	189.3
April	186.7	196.2
May	187.3	197.4
June	188.9	197.1
July	192.6	197.9
August	193.3	198.6
September	193.9	199.9
October	194.4	198.7
November	194.3	201.1

(1)

“Net international assets” are defined as: (a) gross international reserves, plus (b) assets with maturities greater than six months derived from credit agreements with central banks, less (x) liabilities outstanding to the International Monetary Fund (IMF) and (y) liabilities with maturities of less than six months derived from credit agreements with central banks.

(2)	Includes gold, Special Drawing Rights (international reserve assets created by the IMF) and foreign exchange holdings.
(3)	“International reserves” are equivalent to: (a) gross international reserves, minus (b) international liabilities of Banco de México with maturities of less than six months.
(4)	Preliminary figures.

Source: Banco de México.

PUBLIC FINANCE

The Budget

On September 8, 2020, the Secretaría de Hacienda y Crédito Público (Ministry of Finance and Public Credit) submitted the proposed Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2021 (Federal Revenue Law for 2021, or the 2021 Revenue Law) and the proposed Presupuesto de Egresos de la Federación para el Ejercicio Fiscal de 2021 (Federal Expenditure Budget for 2021, or the 2021 Expenditure Budget) to the Congreso de la Unión (Congress) for its approval. The 2021 Revenue Law was approved by the Cámara de Diputados (Chamber of Deputies) on October 21, 2020 and by the Senado de la República (Senate) on October 29, 2020 and was published in the Official Gazette on November 25, 2020. The 2021 Expenditure Budget was approved by the Chamber of Deputies on November 13, 2020 and was published in the Official Gazette on November 30, 2020.

The table below sets forth the budgetary results for the periods indicated. It also sets forth certain assumptions and targets from Mexico’s 2020 Budget and 2021 Budget.

Table No. 12 – Budgetary Results; 2020 and 2021 Budget Assumptions and Targets

	Actual			2020 Budget(2)	2021 Budget(2)
	2018(1)	2019(1)	First nine months of 2020(2)
Real GDP growth (%)	2.2%	(0.1)%	(9.6)%	(10.0) – (7.0)%	3.6 – 5.6%
Increase in the national consumer price index (%)	4.8%	2.8%	4.1%	3.5%	3.0%
Average export price of Mexican oil mix (U.S.$/barrel)(3)	61.59	55.55	33.90	35.00	42.00
Average exchange rate (Ps./$1.00)	19.2	19.3	21.8	22.0	22.1
Average rate on 28-day Cetes (%)	7.6%	7.8%	5.7%	5.3%	4.0%
Public sector balance as % of GDP(4)	(2.1)%	(1.6)%	(1.4)%	(0.1)%	(0.7)%
Primary balance as % of GDP(4)	0.6%	1.1%	0.7%	0.8%	0.0%
Current account deficit as % of GDP	(2.1)%	(0.4)%	1.7%	(0.6)%	(2.0)%

(1)	Preliminary figures.
(2)

2020 and 2021 Budget figures represent budgetary estimates, based on the economic assumptions contained in the General Economic Policy Guidelines and in the Economic Program for 2020 and 2021. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2020 and 2021 economic results.

(3)

The Government entered into hedging agreements to mitigate the effects of a change in oil prices with respect to the level that was assumed in the 2020 and 2021 Revenue Law. Therefore, the approved expenditures level should not be affected if the weighted average price of crude oil exported by PEMEX for the year falls below the price assumed in the 2020 Budget and 2021 Budget.

(4)

Includes the effect of expenditures related to the issuance of bonds pursuant to reforms to the Ley del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado (Law of the Institute for Social Security and Social Services of Government Workers, or ISSSTE Law) and the recognition as public sector debt of certain long-term infrastructure-related projects (PIDIREGAS) obligations, as discussed under “Public Finance—Revenues and Expenditures—General” in the 2019 Form 18-K.

Source: Ministry of Finance and Public Credit.

Revenues and Expenditures

Taxation and Tax Revenues

On December 8, 2020, the Código Fiscal de la Federación (Federal Fiscal Code) was amended to strengthen the tax authorities’ audit, review and control powers and to mitigate improper taxpayer practices. The amendments include, among other things: (1) the extension of various terms for the tax authority to exercise its powers, (2) additional presumptions to ascertain certain tax liabilities, (3) new sanctions in certain cases of non-compliance, (4) more in depth communication with taxpayers and (5) new obligations for taxpayers to provide certain notices to the tax authorities.

PUBLIC DEBT

Historical Balance of Public Sector Borrowing Requirements

The following table sets forth the Historical Balance of Public Sector Borrowing Requirements as a percentage of GDP at each of the dates indicated.

Table No. 13 – Historical Balance of Public Sector Borrowing Requirements

(Percentage of GDP)(1)

	At September 30,
	2019	2020
Historical Balance of Public Sector Borrowing Requirements	44.0%	53.9%

(1)

The Historical Balance of Public Sector Borrowing Requirements represents net obligations incurred to achieve public policy objectives, both of public institutions and of private entities acting on behalf of the Government. It includes the budgetary public sector debt and obligations of the Instituto para la Protección al Ahorro Bancario (IPAB), of the Fondo Nacional de Infraestructura (FONADIN), associated with long-term infrastructure-related projects (PIDIREGAS) and the support programs for debtors, as well as the expected gains or losses of development banks and development funds, minus financial assets available, including loans granted and debt amortization funds, as a reflection of the annual trajectory of the Public Sector Borrowing Requirements.

For an explanation of Mexico’s public debt classification, including an explanation of the Historical Balance of Public Sector Borrowing Requirements, please see “Public Debt—Public Debt Classification” in the 2019 Form 18-K.

Internal Debt

Internal Government Debt

As of December 31, 2020, no debt issued by states and municipalities has been guaranteed by the Government.

External Debt

External Public Sector Debt

The following table sets forth Mexico’s net external public sector debt at the dates indicated.

Table No. 14 – Net External Debt of the Public Sector

	September 30, 2019(1)		September 20, 2020(1)
	(in millions of U.S. dollars, except for percentages)
Total Net Debt	U.S.$	203,148.6	U.S.$	219,751.2
Gross External Debt/GDP		16.2%		21.8%
Net External Debt/GDP		16.0%		21.4%

Note: Numbers may not total due to rounding.

(1)	Adjusted to reflect the effect of currency swaps.

Source: Ministry of Finance and Public Credit.

External Government Debt

The following table sets forth Mexico’s net external Government debt at the dates indicated.

Table No. 15 – Net External Debt of the Government

	September 30, 2019		September 30, 2020
	(in millions of U.S. dollars, except for percentages)
Total Net Debt	U.S.$	101,035.9	U.S.$	107,876.7
Gross External Debt/GDP		8.0%		10.8%
Net External Debt/GDP		8.0%		10.5%

Note: Numbers may not total due to rounding.

Source: Ministry of Finance and Public Credit.

IMF Credit Lines

On November 18, 2020, the International Monetary Fund (IMF) confirmed that Mexico continues to fulfill the criteria to access the IMF’s Flexible Credit Line (FCL). The criteria include, among others, (i) sustainable public debt and healthy public finances, (ii) manageable debt risks, (iii) low and stable inflation, (iv) stable access to the international capital markets, (v) good levels of international reserves and (vi) a robust and solvent financial system. The Ministry of Finance and Banco de México also reported that the IMF’s Executive Board completed its mid-term review of the FCL granted to Mexico in November 2019. In addition, the IMF affirmed that, in spite of the shocks to Mexico’s economy due to the COVID-19 pandemic, the economy has demonstrated resilience because of strong institutional policies and frameworks, including a flexible exchange rate regime, a credible inflation-targeting framework, the Federal Budget and Fiscal Responsibility Law and a well-regulated financial sector.

External Securities Offerings and Liability Management Transactions

On November 24, 2020, Mexico issued U.S.$3,396,062,000 of its 2.659% Global Notes due 2031 and U.S.$3,208,201,000 of its 3.771% Global Notes due 2061. Mexico used a portion of the proceeds from this offering to redeem in full U.S.$1,761,006,000 of its outstanding 3.625% Global Notes due 2022 and €1,500,000,000 of its outstanding 1.875% Global Notes due 2022. Concurrently, Mexico conducted a tender offer pursuant to which it offered to purchase for cash its outstanding notes of the series set forth in the offer to purchase dated November 16, 2020, pursuant to which Mexico purchased the notes listed in the table below. A summary of the tender offer results follows:

Old Notes	Outstanding Amount Repurchased in Tender Offer		Outstanding Amount After Tender Offer
4.000% Global Bonds due 2023	U.S.$	55,026,000.00	U.S.$	2,913,174,000.00
3.600% Global Bonds due 2025	U.S.$	118,626,000.00	U.S.$	1,824,808,000.00
3.900% Global Bonds due 2025	U.S.$	57,136,000.00	U.S.$	942,864,000.00
4.125% Global Bonds due 2026	U.S.$	70,009,000.00	U.S.$	2,097,689,000.00
4.150% Global Bonds due 2027	U.S.$	223,200,000.00	U.S.$	2,501,740,000.00
3.750% Global Bonds due 2028	U.S.$	110,805,000.00	U.S.$	1,953,068,000.00
3.250% Global Bonds due 2030	U.S.$	809,831,000.00	U.S.$	2,259,237,000.00
4.600% Global Bonds due 2046	U.S.$	275,846,000.00	U.S.$	2,540,913,000.00
4.350% Global Bonds due 2047	U.S.$	361,085,000.00	U.S.$	1,469,746,000.00
4.600% Global Bonds due 2048	U.S.$	207,859,000.00	U.S.$	2,317,415,000.00
4.500% Global Bonds due 2050	U.S.$	382,168,000.00	U.S.$	2,521,359,000.00

PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

The underwriters severally have agreed to purchase, and Mexico has agreed to sell to them, the principal amount of the notes listed opposite their names below. The terms agreement, dated as of January                , 2021, between Mexico and the underwriters provides the terms and conditions that govern this purchase.

Underwriters	Principal Amount of the 2033 Notes	Principal Amount of the 2051 Notes
Banco Santander, S.A.	€	€
Barclays Bank PLC	€	€
BNP Paribas	€	€
Citigroup Global Markets Limited	€	€

Total	€	€

Banco Santander, S.A., Barclays Bank PLC, BNP Paribas and Citigroup Global Markets Limited are acting as joint lead underwriters in connection with the offering of the notes.

The underwriters plan to offer the notes to the public at the respective public offering prices set forth for the 2033 notes and the 2051 notes on the cover page of this prospectus supplement. After the initial offering of the notes, the underwriters may vary the offering prices and other selling terms. The underwriters may offer and sell the notes through certain of their respective affiliates.

The underwriters are purchasing and offering the notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of the validity of the notes by counsel and other conditions contained in the terms agreement, such as the receipt by the underwriters of certificates of officials and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders, in whole or in part.

Certain of the joint lead underwriters are not registered with the U.S. Securities and Exchange Commission as a U.S. registered broker-dealer. To the extent that any such joint lead underwriter intends to effect sales in the United States or to U.S. persons, they will do so only through one or more U.S. registered broker-dealers or otherwise as permitted by applicable U.S. laws and regulations.

The underwriters or, as applicable, their respective affiliates are acting as joint dealer managers and Citigroup Global Markets Inc. is acting as the billing and delivering bank (the “B&D Bank”) for Mexico’s Tender Offer on the terms and subject to the conditions set forth in the Offer to Purchase, dated January                , 2021. Pursuant to the terms of the Offer to Purchase, purchasers of the notes offered hereby who tender outstanding notes in the Tender Offer may benefit from preferential acceptance of their tenders, subject to certain conditions.

It is anticipated that Citigroup Global Markets Inc., as the B&D Bank for the Tender Offer, will purchase the tendered notes pursuant to the Offer to Purchase on January                , 2021, three business days prior to settlement of the notes. On the settlement date of the notes, the B&D Bank will be entitled to offset a portion of the net proceeds of this offering against the full amount due to the B&D Bank by Mexico for the tendered notes purchased by the B&D Bank for delivery to Mexico, and the B&D Bank will pay the balance of the net proceeds of the notes to Mexico.

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with Mexico or its affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of Mexico or its affiliates. If any of the underwriters or their affiliates has a lending relationship with us, certain of those underwriters or their affiliates routinely hedge, and certain other of those underwriters or their affiliates may hedge, their credit exposure to us consistent with their customary risk management policies. Typically, these underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the notes offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the notes offered hereby. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

In order to facilitate the offering of the notes, the underwriters and their affiliates may engage in transactions that stabilize, maintain or affect the price of the notes. In particular, the underwriters or their affiliates may:

•	over-allot in connection with the offering (i.e., apportion to dealers more of the notes than the underwriters have), creating a short position in the notes for their own accounts;

•	bid for and purchase notes in the open market to cover over-allotments or to stabilize the price of the notes; or

•	if the underwriters or their affiliates repurchase previously distributed notes, reclaim selling concessions which they gave to dealers when they sold the notes.

Any of these activities may stabilize or maintain the market price of the notes above independent market levels. The underwriters or their affiliates are not required to engage in these activities, but, if they do, they may discontinue them at any time.

Any stabilization action may begin on or after the date on which adequate public disclosure of the final terms of the offer of the notes is made and, if begun, may be ended at any time, but it must end no later than the earlier of 30 days after the issue date of the notes and 60 days after the date of the allotment of the notes. Any stabilization action or over-allotment must be conducted by the underwriters, or any person acting on behalf of the underwriters, in accordance with all applicable laws and rules. This supplements the stabilization provision in the prospectus dated June 9, 2020 issued by Mexico.

Certain of the underwriters and their affiliates have engaged in and may in the future engage in other transactions with and perform services for Mexico. These transactions and services are carried out in the ordinary course of business.

As described in “Use of Proceeds,” some of the net proceeds of this offering may be used to fund our purchase of certain outstanding notes of Mexico from time to time. An affiliate of Citigroup Global Markets Limited may be a holder of certain of the outstanding notes of Mexico as set forth in the Offer to Purchase and may receive 5% or more of the proceeds from this offering. Because of the manner in which the net proceeds are being used, this offering will be conducted in accordance with Financial Industry Regulatory Authority (“FINRA”) Rule 5121.

It is expected that delivery of the notes will be made against payment therefor on the seventh day following the date hereof (such settlement cycle being referred to herein as “T+7”). Trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date hereof or the next four business days will be required, by virtue of the fact that the notes initially will settle in T+7, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes on the date hereof or the next four succeeding business days should consult their own advisors.

The net proceeds to Mexico from the sale of the notes will be approximately €             , after the deduction of the underwriting discounts and Mexico’s share of the expenses in connection with the sale of the notes, which are estimated to be approximately €             .

The underwriters have agreed to pay for certain expenses of Mexico in connection with the offering of the notes.

Mexico has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the U.S. Securities Act of 1933, as amended.

Selling Restrictions

The notes are being offered for sale in jurisdictions where it is legal to make such offers. The notes will not be sold or offered in any place without compliance with the applicable laws and regulations of that place. There will not be any distribution or publication of any document or information relating to the notes in any place without compliance with the applicable laws and regulations of that place. If you receive this prospectus supplement and the related prospectus, then you must comply with the applicable laws and regulations of the place where you (a) purchase, offer, sell or deliver the notes or (b) possess, distribute or publish any offering material relating to the notes. Your compliance with these laws and regulations will be at your own expense.

In particular, there are restrictions on the distribution of this prospectus supplement and the offer or sale of notes in Belgium, Canada, Chile, Colombia, the European Economic Area, France, Germany, Hong Kong, Italy, Japan, Luxembourg, Mexico, the Netherlands, Peru, Singapore, Spain, Switzerland, the United Kingdom and Uruguay. See below and “Plan of Distribution” in the prospectus for further details on the restrictions on the offer and sale of the notes.

The terms relating to non-U.S. offerings that appear under “Plan of Distribution” in the prospectus do not apply to the offer and sale of the notes under the registration statement.

The terms related to the offer or sales of notes in Chile, the European Economic Area, Hong Kong, Italy, Luxembourg, Singapore and the United Kingdom that appear under “Plan of Distribution” in the prospectus are amended and restated as follows:

Chile

Notice to Chilean Investors

Pursuant to the Securities Market Law of Chile and Norma de Carácter General (Rule) No. 336, dated June 27, 2012, issued by the Financial Market Commission of Chile (Comisión para el Mercado Financiero, or “CMF”) (“Rule 336”), the notes may be privately offered to certain qualified investors identified as such by Rule 336 (which in turn are further described in Rule No. 216, dated June 12, 2008, and rule 410 dated July 27, 2016, both of the CMF).

Rule 336 requires the following information to be made to prospective investors in Chile:

1.	Date of commencement of the offer: (January 14, 2021). The offer of the notes is subject to Rule 336;

2.

The subject matter of this offer are securities not registered in the securities registry (Registro de Valores) of the CMF, nor in the foreign securities registry (Registro de Valores Extranjeros) of the CMF; hence, the notes are not subject to the oversight of the CMF;

3.	Since the notes are not registered in Chile there is no obligation by the issuer to deliver public information about the notes in Chile; and

4.	The notes shall not be subject to public offering in Chile unless registered in the relevant securities registry of the CMF.

Información a los Inversionistas Chilenos

De conformidad con la Ley N° 18.045, de Mercado de Valores y la Norma de Carácter General N° 336 (la “NCG 336”), de 27 de junio de 2012, de la Comisión para el Mercado Financiero de Chile (la “CMF”), los bonos pueden ser ofrecidos privadamente a ciertos “Inversionistas Calificados”, a los que se refiere la NCG 336 y que se definen como tales en la Norma de Carácter General N° 216, de 12 de junio de 2008 y en la Norma de Carácter General Nº 410, de 27 de julio de 2016, ambas de la CMF.

La siguiente información se proporciona a potenciales inversionistas de conformidad con la NCG 336:

1.	La oferta de los bonos comienza el 14 de enero de 2021, y se encuentra acogida a la NCG 336;

2.	La oferta versa sobre valores no inscritos en el Registro de Valores o en el Registro de Valores Extranjeros que lleva la CMF, por lo que tales valores no están sujetos a la fiscalización de la CMF;

3.	Por tratarse de valores no inscritos en Chile no existe la obligación por parte del emisor de entregar en Chile información pública sobre estos valores; y

4.	Los bonos no podrán ser objeto de oferta pública en Chile mientras no sean inscritos en el Registro de Valores correspondiente de la CMF.

Prohibition of Sales to European Economic Area Retail Investors

Each underwriter has represented and agreed with Mexico, severally and not jointly, that it has not offered, sold or otherwise made available and will not offer, sell or otherwise make available any notes which are the subject of the offering contemplated by this prospectus supplement in relation thereto to any retail investor in the EEA. For the purposes of this provision:

(a)	the expression “retail investor” means a person who is one (or more) of the following:

(i)	a retail client as defined in point (11) of Article 4(1) of MiFID II; and

(ii)	a customer within the meaning of the Insurance Distribution Directive, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II.

Hong Kong

Each intermediary or purchaser of the notes acknowledges that the notes have not been and will not be authorized by the Hong Kong Securities and Futures Commission. Each intermediary or purchaser of the notes has further represented and agreed that:

(a)

it has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any notes other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “SFO”) and any rules made under the SFO; or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Winding Up and Miscellaneous Provisions Ordinance (Cap. 32) of Hong Kong (the “C(WUMP)O”) or which do not constitute an offer to the public within the meaning of C(WUMP)O; and

(b)

it has not issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the notes, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made under the SFO.

The contents of this prospectus supplement have not been reviewed by any regulatory authority in Hong Kong. Each intermediary or purchaser of the notes is advised to exercise caution in relation to any offer of the notes and, if in any doubt about any of the contents of this prospectus supplement, should obtain independent professional advice.

The notes are not the equivalent to time deposits and are not protected deposits under the Deposit Protection Scheme in Hong Kong.

Italy

The offering of the notes has not been registered pursuant to Italian securities legislation and, accordingly, no notes may be offered, sold or delivered, nor may copies of the prospectus, the prospectus supplement nor any other document relating to any notes be distributed in the Republic of Italy, except, in accordance with all Italian securities, tax and exchange control and other applicable laws and regulations.

The offering of the notes is being carried out in the Republic of Italy as an exempted offer pursuant to article 1, paragraph 4, letter c), of Regulation (EU) 2017/1129.

The notes will not be offered, sold or delivered nor any copies of the prospectus, the prospectus supplement and/or any other document relating to the notes will be distributed in the Republic of Italy except in circumstances which are exempted from the rules on public offerings, as provided under Regulation (EU) 2017/1129, the Legislative Decree No. 58 of 24 February 1998 (the “Consolidated Financial Act”) and the Commissione Nazionale per le Società e la Borsa (“CONSOB”) Regulation No. 11971 of 14 May 1999 (the “Issuer Regulation”).

Any offer, sale or delivery of the notes or distribution of copies of the prospectus, the prospectus supplement or any other document relating to the notes in the Republic of Italy must be:

(a)

made by an investment firm, bank or financial intermediary permitted to conduct such activities in the Republic of Italy in accordance with Regulation (EU) 2017/1129, the Consolidated Financial Act, Regulation No. 20307, Legislative Decree No. 385 of 1 September 1993 (the “Banking Act”) (in each case, as amended) and any other applicable laws or regulation;

(b)	in compliance with Article 129 of the Banking Act, and the implementing guidelines of the Bank of Italy, as amended from time to time; and

(c)	in compliance with any other applicable laws and regulations or requirement imposed by CONSOB or the Bank of Italy or other competent authority.

Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the notes or the relevant offering.

Luxembourg

The notes may not be offered to the public in Luxembourg, except in the following circumstances:

a.

in the period beginning on the date of publication of a prospectus in relation to those notes which have been approved by the Commission de surveillance du secteur financier (CSSF) in Luxembourg or, where appropriate, approved in another relevant European Union Member State and notified to ESMA and the CSSF, all in accordance with Regulation (EU) 2017/1129 of the European Parliament and of the Council on prospectuses to be published when securities are offered to the public or admitted to trading on a regulated market (the “Prospectus Regulation”) and ending on the date which is 12 months after the date of such publication (hereafter a “Public offer”);

b.

at any time to qualified investors, which, pursuant to the Prospectus Regulation, means persons or entities that are listed in points (1) to (4) of Section I of Annex II to Directive 2014/65/EU, and persons or entities who are, on request, treated as professional clients in accordance with Section II of that Annex, or recognised as eligible counterparties in accordance with Article 30 of Directive 2014/65/EU unless they have entered into an agreement to be treated as non-professional clients in accordance with the fourth paragraph of Section I of that Annex. For the purposes of applying the first sentence of this point, investment firms and credit institutions shall, upon request from the issuer, communicate the classification of their clients to the issuer subject to compliance with the relevant laws on data protection;

c.	an offer of securities addressed to fewer than 150 natural or legal persons per Member State, other than qualified investors; and/or

d.	at any time in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 1 (4) of the Prospectus Regulation.

The applicability of the selling restrictions provided by Luxembourg law will depend on whether the invitation is to be treated as a public offer or whether it can be made under one of the exemptions of Article 1 (4) of the Prospectus Regulation (a “private placement”).

For the purposes of this provision, the expression an offer of notes to the public in relation to any notes in Luxembourg means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase the notes, as defined in the Prospectus Regulation or any variation thereof or amendment thereto.

Singapore

This prospectus supplement and the accompanying prospectus have not been, and will not be, registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the SFA) pursuant to Section 274 of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time including by any subsidiary legislation as may be applicable at the relevant time (the “SFA”), (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA and (where applicable) Regulation 3 of the Securities and Futures (Classes of Investors) Regulations 2018 of Singapore or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

a.

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

b.	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the notes pursuant to an offer made under Section 275 of the SFA except:

1.

to an institutional investor or to a relevant person as defined in Section 275(2) of the SFA, or (in the case of such corporation) where the transfer arises from an offer referred to in Section 276(3)(i)(B) of the SFA or (in the case of such trust) where the transfer arises from an offer referred to in Section 276(4)(i)(B) of the SFA;

2.	where no consideration is or will be given for the transfer;

3.	where the transfer is by operation of law;

4.	pursuant to Section 276(7) of the SFA; or

5.	as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities based Derivatives Contracts) Regulations 2018 of Singapore.

Pursuant to Section 309B of the SFA, you are hereby notified that we have determined the classification of the securities to be “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018 S380/2018) and “Excluded Investment Product” (as defined in the MAS Notice on the Sale of Investment Products (Notice No. SFA 04-N12)).

United Kingdom

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (e) of the Order (all such persons together being referred to as “relevant persons”). The notes will only be available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire the notes will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Each underwriter has, severally and not jointly, represented, warranted and agreed, and each further underwriter appointed under this offering will, severally and not jointly, represent, warrant and agree that:

•

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to the issuer; and

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

Prohibition of Sales to UK Retail Investors

Each underwriter has represented and agreed with Mexico, severally and not jointly, that it has not offered, sold or otherwise made available and will not offer, sell or otherwise make available any notes which are the subject of the offering contemplated by this prospectus supplement in relation thereto to any retail investor in the United Kingdom. For the purposes of this provision:

(a) the expression “retail investor” means a person who is one (or more) of the following:

(i) a retail client as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the EUWA; or

(ii) a customer within the meaning of the provisions of the FSMA and any rules or regulations made under the FSMA to implement the Insurance Distribution Directive, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA; and

(b) the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the global bonds to be offered so as to enable an investor to decide to purchase or subscribe for the Notes.

UNITED MEXICAN STATES

Secretaría de Hacienda y Crédito Público

Insurgentes Sur 1971

Torre III, Piso 7

Colonia Guadalupe Inn

Ciudad de México 01020

TRUSTEE, REGISTRAR, TRANSFER AGENT, AUTHENTICATING AGENT, PRINCIPAL PAYING AGENT AND EXCHANGE RATE AGENT

Deutsche Bank Trust Company Americas

60 Wall Street, 24th Floor

Mailstop NYC60-2405

New York, New York 10005

LUXEMBOURG PAYING AGENT, TRANSFER AGENT AND LISTING AGENT

Banque Internationale à Luxembourg S.A.

69 route d’Esch

L - 2953 Luxembourg

Grand Duchy of Luxembourg

LEGAL ADVISORS TO MEXICO

As to United States Law	As to Mexican Law

Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006	Deputy Federal Fiscal Attorney for Financial Affairs Ministry of Finance and Public Credit Insurgentes Sur 795 Piso 12 Colonia Nápoles Ciudad de México 03810

LEGAL ADVISORS TO THE UNDERWRITERS

As to United States Law	As to Mexican Law

Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004	Ritch, Mueller, Heather y Nicolau, S.C. Av. Pedregal No. 24, Piso 10 Molino del Rey, Ciudad de México 11040